                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

               Under the Securities and Exchange Act of 1934
                            (Amendment No.2)1

                          Property Capital Trust
                          ----------------------
                             (Name of Issuer)

                             Common Stock
                        -----------------------
                     (Title of Class of Securities)

                               743437 10 5
                              -------------
                              (CUSIP Number)

                             Warren E. Buffett
                1440 Kiewit Plaza, Omaha, Nebraska 68131
                               (402) 346-1400
             -----------------------------------------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                                May 19, 1997
                        -----------------------------
                        (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                  Page 1 of 4 Pages

___________________

       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 743437 10 5                                        Page 2 of 4

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Warren E. Buffett, ###-##-####

 2.      Check the Appropriate Box if a Member of a Group*
                                                                     (a)  [  ]
                                                                     (b)  [  ]
 3.      SEC Use Only


 4.      Source of Funds*

         PF

 5.      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [  ]

 6.      Citizenship or Place of Organization

         United States citizen

                                   7.  Sole Voting Power
                                       831,600
         NUMBER OF SHARES
           BENEFICIALLY            8.  Shared Voting Power
           OWNED BY EACH               -0-
             REPORTING
              PERSON               9.  Sole Dispositive Power
                                       831,600

                                  10.  Shared Dispositive Power
                                       -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         831,600

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                                  [  ]

13.      Percent of Class Represented by Amount in Row (11)

         8.9%

14.      Type of Reporting Person*

         IN

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Cusip No. 743437 10 5                                        Page 3 of 4

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is filed with respect to the Common Stock without par value of Property Capital Trust ("PCT"), 101 Federal Street, Boston Massachusetts 02110.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Warren E. Buffett (an individual and a United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131.

         The principal occupation of Warren E. Buffett is to serve as Chairman of the Board of Directors and Chief Executive Officer of Berkshire Hathaway Inc. ("Berkshire"), 1440 Kiewit Plaza, Omaha, Nebraska 68131. Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business.

         Warren E. Buffett has not been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         The 831,600 shares of Common Stock described in Item 5 over which Mr. Buffett has sole voting and investment power were purchased at a cost of $6,868,695.97. No borrowed funds were used for purchases of the securities.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the purchases by Mr. Buffett was to acquire shares for investment. Mr. Buffett may purchase additional shares of PCT stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Buffett has no present intention to sell any shares of PCT, he could determine from time to time, based upon the same set of factors just listed, to sell some or all of the shares of PCT held.

         Except as stated above, Mr. Buffett does not have any plan or proposal which relates to any of the matters set forth in Item 4(a)-(j) of
         Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. Warren E. Buffett owns 831,600 shares of PCT Common Stock, or approximately 8.9% of the outstanding shares (based upon 9,394,274 shares of common stock of PCT outstanding, as reported in PCT's Quarterly Report on Form 10-Q for the quarter ended March 31,1997).

         b. Mr. Buffett has sole power to vote and dispose of the 831,600 shares held by him.

Cusip No. 743437 10 5                                        Page 4 of 4

         c. During the past sixty days, Mr. Buffett acquired common shares of PCT in an open market transactions. Those transactions are shown below:

                Date            Number of      Aggregate     Cost per
                Acquired         Shares          Cost         Share
                --------        ----------   -------------  --------
                May  2, 1997      1,000       $ 5,525.00     $5.5250
                May  8, 1997      1,500         7,912.50      5.2750
                May  9, 1997      2,900        15,297.50      5.2750
                May 12, 1997      1,000         5,275.00      5.2750
                May 13, 1997        400         2,110.00      5.2750
                May 14, 1997      4,500        23,737.50      5.2750
                May 15, 1997     11,400        60,135.00      5.2750
                May 16, 1997     15,000        79,125.00      5.2750
                May 19, 1997      3,400        17,935.00      5.2750
                May 20, 1997      7,200        37,980.00      5.2750
                May 21, 1997      3,000        16,200.00      5.4000


         d.    Not applicable.

         e.    Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated the 22nd day of May, 1997.

                       /s/ Warren E. Buffett
                       ____________________________________
                       Warren E. Buffett